[Letterhead of Winston & Strawn LLP]

July 28, 2005

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Advanced Life Sciences Holdings, Inc. ("ALS")
    Registration Statement on Form S-1
    File No. 333-124396

Dear Mr. Riedler:

        On behalf of ALS and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 5:30 p.m. (Washington D.C. time), on Thursday, July 28, 2005, or as soon thereafter as practicable.

        On behalf of ALS, we further acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ALS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  ALS may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call me at (312) 558-5609 to provide notice of the effectiveness of the Registration Statement.

                      Respectfully submitted,

                      /s/ R. Cabell Morris, Jr.

                      R. Cabell Morris, Jr.